Prospectus Supplement No. 8 (To Prospectus dated May 12, 2022)	Filed pursuant to Rule 424(b)(3) Registration No. 333-259514

This prospectus supplement updates, amends and supplements the prospectus dated May 12, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-259514). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on April 6, 2023, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

On April 5, 2023, the closing price of our Class A Common Stock was $3.12 per share and the closing price of our public warrants was $0.38 per warrant.

Investing in our securities involves a high degree of risks. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 6, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): April 5, 2023
AgileThought, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39157	87-2302509
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

222 W. Las Colinas Blvd. Suite 1650E, Irving, Texas	(971) 501-1140	75039
(Address of Principal Executive Offices)	(Registrant's telephone number, including area code)	(Zip Code)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	AGIL	NASDAQ Capital Market
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	AGILW	NASDAQ Capital Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.04. Triggering Events That Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.

As previously disclosed, AgileThought, Inc. (the “Company”) is party to the following:

•that certain Financing Agreement, dated as of May 27, 2022 (as amended to date, the “Financing Agreement”), by and among the Company and the other loan parties thereto (collectively, the “Financing Agreement Loan Parties”), the lenders thereunder, and Blue Torch Finance LLC, as administrative and collateral agent for such lenders (the “Finance Agreement Administrative Agent”), and

•that certain Credit Agreement, dated as of November 22, 2021 (as amended to date, the “Credit Agreement”), by and among the Company and the other loan parties thereto (collectively, the “Credit Agreement Loan Parties”), the lenders therein, GLAS AMERICAS LLC, as collateral agent (the “Credit Agreement Collateral Agent”) and GLAS USA LLC, as administrative agent (the “Credit Agreement Administrative Agent”).

The Company today announces certain defaults and consequences described below under the Financing Agreement and the Credit Agreement and notes that it is in discussions with the Finance Agreement Administrative Agent and the lenders under the Credit Agreement regarding forbearance terms. The Company is working with its team of legal advisors and a leading financial advisor in evaluating all options available to it in executing on a recapitalization plan. There can be no assurance that the Company will be successful in these efforts.

On April 3, 2023, the Company notified the Finance Agreement Administrative Agent that the Financing Agreement Loan Parties (i) will default in making its March 31, 2023 interest payment under the Finance Agreement, which three business days thereafter constitutes an event of default under the Financing Agreement (the “Interest Payment Event of Default”), and (ii) will not be in compliance with their obligation under the Financing Agreement not to permit the Liquidity (as defined in the Financing Agreement) of any Financing Agreement Loan Party to be less than $2,000,000 at any time after March 24, 2023 but on or prior to April 15, 2023, which also constitutes an event of default under the Financing Agreement.

Relatedly, on April 3, 2023, the Company also notified the Credit Agreement Collateral Agent and the Credit Agreement Administrative Agent that (i) the Interest Payment Event of Default constitutes a cross-default under the Credit Agreement, and (ii) the Credit Agreement Loan Parties will not be in compliance with their obligation under the Credit Agreement not to permit any such Credit Agreement Loan Party or its subsidiaries to have any accounts payable that are more than 60 days past due in an aggregate amount greater than or equal to, at any time after March 24, 2023 but on or prior to April 15, 2023, $3,600,000, which constitutes an event of default under the Credit Agreement.

As a result of the foregoing and not being in compliance on March 25, 2023 of the requirement not to have any accounts payable that are more than 60 days past due in an aggregate amount greater than or equal to $3,000,000 at any time after March 24, 2023 but on or prior to April 15, 2023, the Finance Agreement Administrative Agent and the lenders under the Financing Agreement notified the Company on April 6, 2023, that interest on the loans under the Financing Agreement (i) will, based on previously disclosed defaults, continue to be calculated at the alternative reference rate, which is payable monthly, instead of SOFR, which had a three month interest period, and (ii) will accrue from and after March 25, 2023 at the post-default rate, which is 2% in excess of the interest rate otherwise applicable to loans under the Financing Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 6, 2023

AGILETHOUGHT, INC.

By:	/s/ Amit Singh
Amit Singh
Chief Financial Officer